SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TAL Education Group
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

874080104**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Common Shares. CUSIP number 874080104 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on The New York Stock Exchange under the symbol "TAL." Three (3) ADSs represent one (1) Class A Common Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874080104	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,927,663 Class A Common Shares*
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 8,927,663 Class A Common Shares*
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,927,663 Class A Common Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%**
12	TYPE OF REPORTING PERSON IA

* Consists of 26,782,989 ADSs representing 8,927,663 Class A Common Shares held by funds managed by Hillhouse Capital Advisors, Ltd. ("HCA").

** AnglePoint Asset Management, Ltd. ("AP") is separately filing a Schedule 13G with respect to the Company.  AP was established by the Reporting Person and its affiliates, and the firms continue to share certain policies, personnel and resources.  AP and the Reporting Person do not share beneficial ownership over the securities managed by each of them nor are they part of a "group" for purposes of Section 13(d). However, out of an abundance of caution, they have each determined to aggregate their holdings for purposes of determining if each is required to make filings under Section 13(d).

CUSIP No. 874080104	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is TAL Education Group (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive office is located at 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People's Republic of China.

Item 2(a).	NAME OF PERSON FILING
This Schedule 13G is filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA" or the "Reporting Person"), with respect to the Class A Common Shares (as defined in Item 2(d) below) represented by ADSs held by Gaoling Fund, L.P. ("Gaoling") and YHG Investment, L.P. ("YHG", together with Gaoling, the "Hillhouse Entities"). HCA acts as the sole management company of Gaoling and sole general partner of YHG. HCA is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Class A Common Shares represented by ADSs held by the Hillhouse Entities.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of the Reporting Person is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Common Shares (the "Class A Common Shares").

Item 2(e).	CUSIP NUMBER
There is no CUSIP number assigned to the Class A Common Shares. CUSIP number 874080104 has been assigned to the ADSs.

CUSIP No. 874080104	13G/A	Page 4 of 6 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP
The percentage set forth in this Schedule 13G/A is calculated based upon an aggregate of 144,925,555 Class A Common Shares reported to be issued and outstanding as of December 31, 2020, as disclosed by the Company to the Reporting Person.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

CUSIP No. 874080104	13G/A	Page 5 of 6 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 874080104	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

HILLHOUSE CAPITAL ADVISORS, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer